Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of fuboTV, Inc. (f/k/a FaceBank Group, Inc.) on Amendment # 1 to Form S-4 File No. 333-252445 of our report dated June 7, 2019 which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of FaceBank Group, Inc. as of December 31, 2018 and for the year ended December 31, 2018, which report appears in the Prospectus, which is part of this Registration Statement. We were dismissed as auditors on March 31, 2020 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

February 9, 2021